January 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                 Jessica Livingston

Re:                             Midland States Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-4

SEC File No. 333-221909 (“Registration Statement”)

Dear Ms. Livingston:

On behalf of Midland States Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 10:00 a.m. (Washington, D.C. time) on Friday, January 5, 2018 or as soon as practicable thereafter.

The staff should feel free to contact Bill Fay of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7470 with any questions or comments.

Very truly yours,

Midland States Bancorp, Inc.

/s/ Douglas J. Tucker
Douglas J. Tucker
Senior Vice President and Corporate Counsel